Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 9 DATED JULY 31, 2008
TO THE PROSPECTUS DATED DECEMBER 19, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 19, 2007, as supplemented by Supplement No. 8 dated July 21, 2008, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering; and

•	information regarding the liquidity of the prior public programs sponsored by our sponsor.

Status of Our Initial Public Offering

As of July 11, 2008, we had received and accepted subscriptions in our offering for 12,466,794, shares of our common stock, or approximately $124,553,000, excluding shares issued under our distribution reinvestment plan. As of July 11, 2008, approximately 87,533,206 shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of July 19, 2009, or the date on which the maximum amount has been sold.

Prior Public Program Liquidity

New Financial Industry Regulatory Authority, or FINRA, regulations require that we disclose the liquidity of our sponsor’s prior public programs. Our sponsor, Grubb & Ellis Company, or one of its affiliates, has sponsored three other public programs, G REIT, Inc., T REIT, Inc. and Grubb & Ellis Healthcare REIT, Inc., each of which stated in its prospectus a date or time period by which the program might be liquidated. G REIT, Inc. and T REIT, Inc. each commenced an orderly liquidation prior to their anticipated liquidation dates. Grubb & Ellis Healthcare REIT, Inc. commenced its initial public offering on September 20, 2006 and has not yet reached its anticipated liquidation date.